

June 17, 2015

<u>Via E-Mail</u>
Mr. Daniel J. Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Acquisition Corp. II
700 Louisiana Street, Suite 900
Houston, TX 77002

> **Re:** **Hennessy Capital Acquisition Corp. II**
> **Draft Registration Statement on Form S-1**
> **Submitted May 21, 2015**
> **CIK No. 0001642453**

Dear Mr. Hennessy:

We have reviewed your confidential draft registration statement and have the comments below. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information that you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note that your sponsor, Hennessy Capital Partners II LLC, has committed to purchase 13,900,000 warrants in a private placement that will close simultaneously with the closing of the offering under this registration statement. Provide us your analysis why the proposed issuance of warrants does not require registration under the Securities Act. Please also tell us whether the underwriting agreement will be in any way conditioned upon the private placement occurring.

2. Please tell us whether any information was prepared by Boston Consulting Group for inclusion in this registration statement. If so, you should file its consent as an exhibit to the registration statement. See Rule 436 of Regulation C under the Securities Act.

3. Provide us copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus' Outside Front Cover Page

4. Consider whether you could reduce the amount of text on the outside front cover page to ensure that the disclosure does not exceed one page. See Item 501(b) of Regulation S-K.

5. Highlight the cross reference to the risk factors section by prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.

6. Include the names of the lead or managing underwriters when you amend the draft registration statement. Note that we will defer further review of any amendment that does not include the names of the lead or managing underwriters.

Summary, page 1

7. We note that Nasdaq rules provide that your initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the trust account at the time of your signing a definitive agreement in connection with your initial business combination. We also note your disclosure that you cannot assure investors that your securities will continue to be listed on the Nasdaq. With a view toward clarified disclosure, please tell us what requires you to satisfy the 80% test if your securities are not listed on the Nasdaq.

8. We note you disclosure that approval of the business combination requires approval of a majority of outstanding shares. Given the shares that are subject to an agreement to vote in favor of the transaction, please disclose the percentage of the shares offered in this registered transaction that must vote in favor of the transaction in order for it to be approved.

9. We note that your sponsor, executive officers, directors and director nominees have agreed, pursuant to a written agreement that they will not propose any amendment to your certificate of incorporation that would affect the substance or timing of your obligation to redeem 100% of your public shares if you do not complete your initial business combination within 24 months. Please clarify whether the permitted transferees will be subject to the agreement.

From your revised disclosure, it should be clear whether the insiders, who apparently would be prohibited from proposing a charter amendment, could transfer their shares to others who could propose such changes at the direction of the insiders or otherwise.

Business Strategy Summary, page 70

10. The text accompanying the chart is illegible on the EDGAR system. Refer to Rules 301 and 304 of Regulation S-T, and ensure that the text accompanying the chart is legible on the EDGAR system when you amend the draft registration statement.

Principal Stockholders, page 105

11. Please reconcile the number of shares owned by Hennessy Capital Partners II LLC here with the number on page II-5 of the registration statement, even allowing for the forfeit of 656,250 founder shares.

Advance notice requirements for stockholder proposals and director nominations, page 119

12. Please elaborate on the bylaw provisions that may preclude your stockholders from bringing matters before your annual meeting of stockholders or from making nominations for directors at your annual meeting of stockholders.

Underwriting, page 122

13. Please expand the disclosure in the fifth paragraph to describe briefly the factors, if any, that the lead or managing underwriters would consider in determining whether to consent to the release of any of the securities subject to the lock-up agreements before the agreements' expiration period.

Financial Statements, page F-1

General

14. Please disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date that the financial statements were issued or the date that the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Mr. Daniel J. Hennessy
Hennessy Capital Acquisition Corp. II
June 17, 2015
Page 4

Statement of Stockholders' Equity, page F-5

15. The amount of common stock and additional paid-in capital presented here does not agree to the amounts presented on the face of your balance sheet. Please revise.

Note 4 – Related Party Transactions, page F-11

Registration Rights, page F-12

16. You disclose that your initial shareholders and holders of the private placement warrants will be entitled to registration rights pursuant to a registration rights agreement to be signed on or prior to the closing of this offering. Please disclose if you anticipate whether there will be any maximum cash penalties under the registration rights agreement or additional penalties that may result from delays in registering these securities. Refer to ASC 825-20-50-1.

Closing

You may direct questions on comments on the financial statements and related matters to Jeffrey R. Gordon, Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch Chief, at (202) 551-3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3765.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-Mail
        Douglas S. Ellenoff, Esq.
        Stuart Neuhauser, Esq.
        Joshua N. Englard, Esq.
        Ellenoff Grossman & Schole LLP
        1345 Avenue of the Americas
        New York, NY 10105